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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  CellularVision USA, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:   151176104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                          July 1, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares).

9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares)


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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         26.0%

14. Type of Reporting Person

         IN










































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CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Newstart Factors, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares)

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares)






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         5,420,662 Shares (including a Convertible Secured
         Promissory Note convertible into 4,579,941 Shares and
         Warrants convertible into 125,000 Shares)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         26.0%

14. Type of Reporting Person

         CO





































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Item 1.  Security and Issuer

         This statement relates to the common stock (the

"Shares") of CellularVision USA, Inc. (the "Company").  The

Company's principal executive office is located at 140 58th St.,

Suite 7E, Brooklyn, New York 11220.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett and Newstart Factors, Inc. ("Newstart"), a Delaware

corporation.  Their address is 2 Stamford Plaza, Suite 1501, 281

Tresser Boulevard, Stamford, Connecticut 06901.

         Mr. Bennett is the sole shareholder and President of

Newstart.  The principal business of Mr. Bennett is to act as an investment manager.

         Neither Mr. Bennett nor Newstart has, during the last

five years, been convicted in any criminal proceeding.

         Neither Mr. Bennett nor Newstart has, during the last

five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.






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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett and Newstart are

deemed to beneficially own 5,420,662 Shares (including a

Convertible Secured Promissory Note convertible into 4,579,941

Shares and Warrants convertible into 125,000 Shares).  Shares were acquired on April 1, 1998 in connection with the

restructuring of the Company's Secured Promissory Note, which

Newstart owns, into a Convertible Secured Promissory Note and the issuance by the Company to Newstart of Warrants to purchase

125,000 Shares.  Since April 1, 1998, Newstart has converted portions of the Convertible Secured Promissory Note into Shares.

The terms of the Convertible Secured Promissory Note and the

Warrants are described in the Company's Registration Statement on

Form S-3 filed with the Securities and Exchange Commission on May

22, 1998, Commission File Number 333-53517.  The aggregate

purchase price of the Shares owned by Mr. Bennett and Newstart is

$879,134.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by Mr. Bennett and

Newstart were acquired are being held solely for investment

purposes.

         Neither Mr. Bennett nor Newstart has any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to Schedule

13D.




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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett and Newstart are

the beneficial owners of 5,420,662 Shares of the Company

(including a Convertible Secured Promissory Note convertible into 4,579,941 Shares and Warrants convertible into 125,000

Shares).  Based on the Company's latest 10-Q, there were a

total of 16,110,000 Shares outstanding Shares as of June 30,

1998.  Assuming conversion of the entire Convertible Secured

Promissory Note, Mr. Bennett and Newstart beneficially own

26.0% of the outstanding Shares.  Mr. Bennett and Newstart

have the power to vote, direct the vote, dispose of or

direct the disposition of all the Shares that they currently beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Neither Mr. Bennett nor Newstart has any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1.   An agreement relating to the filing of a joint

statement as required by Rule 13d-1(f) under the Securities

Exchange Act of 1934 is filed herewith as Exhibit A.










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         2. A description of the transactions in the Shares

that were effected by Mr. Bennett and Newstart since May 1,

1998 is filed herewith as Exhibit B.
















































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Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

    /s/ James D. Bennett

    James D. Bennett


    NEWSTART FACTORS, INC.

         /s/ James D. Bennett
    By:
            James D. Bennett, President

Date:  October 16, 1998































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                                                   Exhibit A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 16, 1998 relating to the Common Stock of

CellularVision USA, Inc. shall be filed on behalf of the

undersigned.


                               /s/ James D. Bennett

                             James D. Bennett


                             NEWSTART FACTORS, INC.

                                /s/ James D. Bennett
                             By:
                                James D. Bennett, President

                             Date: October 16, 1998




























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                                                      Exhibit B

                             Daily Transactions


         Purchase (Sale)                           Price
             Date            Number of Shares    Per Share

         7/1/98                    123,385*         *

         7/9/98                    (25,000)          .4913

         7/10/98                   (35,000)          .4554

         7/13/98                   (28,385)         1.1481

         7/14/98                    (4,000)         1.25

         7/15/98                   (13,000)         0.96875

         7/15/98                   760,321*         *

         7/20/98                   (5,000)           .84375

         7/22/98                   (12,500)          .7937

         7/23/98                    (5,000)          .8438

_________
* Represents a conversion of principal amount of the Convertible
  Secured Promissory Note into the amount of Shares shown in the table.






















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